SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)


                                TranSwitch Corp.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    894065101
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                                 (CUSIP Number)


                                  Herbert Chen
                           237 Park Avenue, 9th Floor
                            New York, New York 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 25, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     5,811,316

8.   SHARED VOTING POWER

     763,712

9.   SOLE DISPOSITIVE POWER

     5,811,316

10.  SHARED DISPOSITIVE POWER

     763,712

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,575,028

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

Item 1.     Security and Issuer.

     No change.
--------------------------------------------------------------------------------

Item 2.     Identity and Background.

     (a-c,f) No change.

     (d)  No change.

     (e)  No change.
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Item 3.     Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 6,575,028 shares.

     The source of funds used to purchase the securities reported herein was working capital of the Reporting Person, Chen Capital Partners, LP and Lattanzio Equity Partners, LP.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4.     Purpose of Transaction.

     While, as set forth in the letter to the issuer dated June 16, 2004 attached to Amendment No 4 to Schedule 13D previously filed by the Reporting Person with respect to the issuer on June 17, 2004, the Reporting Person intends to influence management, the Reporting Person does not have a current plan in place to effect any of the actions stated in Item 4 of the Schedule 13D previously filed by the Reporting Person with respect to the issuer on April 11, 2003. The Reporting Person, however, again reserves the right to take any such actions in the future.
--------------------------------------------------------------------------------

Item 5.     Interest in Securities of the Issuer.

     As of the date hereof, Herbert Chen may be deemed to be the beneficial owner of 6,575,028 Shares, or 6.4% of the shares of the Issuer, based upon the 103,379,134 shares outstanding as of December 31, 2004. The total shares outstanding is based on 94,528,578 shares outstanding as reported on the issuer's 10-Q for the quarterly period ended September 30, 2004 as filed on October 29, 2004 together with 8,850,556 shares issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, as reported on the issuer's 8-K filed on November 19, 2004.

     Herbert Chen shares the power to vote or direct the vote of 763,712 Shares to which this filing relates.

     Herbert Chen has the sole power to vote or direct the vote of 5,811,316 Shares to which this filing relates.

     Herbert Chen shares the power to dispose or direct the disposition of 763,712 shares to which this filing relates.

     Herbert Chen has the sole power to dispose or direct the disposition of 5,811,316 shares to which this filing relates.

     The 5,811,316 shares over which Herbert Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by Chen Capital Partners, LP, and the Reporting Person's personal trading account and IRA account.

     The 763,712 shares over which Herbert Chen shares the power to vote, direct the vote, dispose or direct the disposition of are held by Lattanzio Equity Partners, LP.

     The trading dates, number of shares purchased and sold and price per share for all transactions by the Reporting Person in the Shares within 60 days of the date of the event which requires this filing are set forth in Schedule A and were all effected in broker transactions.
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

     No change.
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Item 7.     Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 9, 2005
                                    ----------------------------------------
                                                  (Date)


                                                Herbert Chen (1)
                                    ----------------------------------------
                                                 Herbert Chen


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(1) The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

                                    Exhibit A
                           Transactions in the Shares

                                Number of Shares
Date of Transaction               Purchased/(SOLD)            Price of Shares
-------------------               ----------------            ---------------

Chen Capital Partners, LP Main Account:

 11/29/04                             100,000                     $1.2453
 12/13/04                             (40,000)                    $1.2784
 12/14/04                             (35,000)                    $1.2964
 12/15/04                             400,000                     $1.3250
 12/22/04                            (352,500)                    $1.4849
 12/23/04                             469,200                     $1.4351
 12/31/04                            (432,000)                    $1.5349
 01/04/05                              (8,000)                    $1.4018
 01/14/05                              (2,500)                    $1.2765
 01/24/05                               2,400                     $1.1204
 01/24/05                               7,100                     $1.1259
 01/25/05                             116,707                     $1.1974
 01/27/05                             (10,000)                    $1.1375
 01/31/05                              50,000                     $1.2415
 02/02/05                              (4,000)                    $1.1090
 02/03/05                             (53,000)                    $1.0901
 02/04/05                               1,550                     $1.1561

Lattanzio Equity Partners, LP

11/29/04                               12,000                     $1.2451
11/30/04                                1,900                     $1.2500
11/30/04                                9,800                     $1.2322
12/01/04                              (12,325)                    $1.2711
12/01/04                                3,600                     $1.2498
12/01/04                                5,000                     $1.2700
12/02/04                              188,000                     $1.3210
12/03/04                                9,300                     $1.2920
12/03/04                               44,510                     $1.2791
12/07/04                                5,000                     $1.2300
12/07/04                               33,925                     $1.2290
12/08/04                              (60,300)                    $1.2422
12/08/04                                5,400                     $1.2441
12/08/04                               16,500                     $1.2458
12/09/04                                5,000                     $1.2536
12/10/04                               22,140                     $1.2222
12/13/04                              (50,000)                    $1.3080
12/13/04                               20,000                     $1.2550
12/14/04                             (204,800)                    $1.3140
12/14/04                               10,000                     $1.3200
12/14/04                               20,000                     $1.2865
12/14/04                              141,888                     $1.3230
12/15/04                             (300,000)                    $1.3911
12/15/04                              307,500                     $1.4331
12/16/04                              (55,000)                    $1.4527
12/16/04                               11,000                     $1.4455
12/16/04                              138,367                     $1.4452
12/17/04                               25,000                     $1.4000
12/20/04                              (20,200)                    $1.3851
12/20/04                               50,000                     $1.3700
12/21/04                                  500                     $1.4000
12/21/04                                2,500                     $1.4000
12/21/04                               23,400                     $1.3944
12/22/04                             (238,802)                    $1.3996
12/22/04                               (2,300)                    $1.4000
12/22/04                               18,000                     $1.4755
12/22/04                               95,100                     $1.4275
12/23/04                             (159,721)                    $1.4689
12/23/04                               10,000                     $1.4900
12/23/04                               39,100                     $1.4654
12/23/04                               96,685                     $1.4691
12/27/04                               (1,000)                    $1.4500
12/27/04                               38,600                     $1.4557
12/27/04                               47,390                     $1.4537
12/28/04                              (36,900)                    $1.4178
12/28/04                               (9,716)                    $1.4305
12/28/04                               20,000                     $1.4600
12/28/04                               29,124                     $1.4391
12/28/04                               37,165                     $1.4481
12/29/04                              (60,400)                    $1.4304
12/29/04                              (27,200)                    $1.4300
12/29/04                                1,000                     $1.4600
12/29/04                               10,000                     $1.4600
12/29/04                               38,900                     $1.4357
12/29/04                               53,466                     $1.4416
12/30/04                             (259,835)                    $1.4830
12/30/04                             (100,000)                    $1.4700
12/30/04                              (23,100)                    $1.5200
12/30/04                               15,000                     $1.5000
12/30/04                               45,000                     $1.4833
12/30/04                              260,782                     $1.4796
12/31/04                             (302,900)                    $1.4526
12/31/04                               50,000                     $1.5400
12/31/04                              174,809                     $1.4951
12/31/04                              187,015                     $1.4828
01/03/05                              (78,000)                    $1.5532
01/21/05                               35,000                     $1.1564
01/24/05                               46,783                     $1.1406
01/25/05                              194,289                     $1.1652
01/26/05                               23,400                     $1.1914
02/04/05                               26,566                     $1.1208
02/04/05                               50,000                     $1.1405
02/08/05                                7,600                     $1.1100

Personal IRA Account:

 12/15/04                            (400,000)                    $1.3150
 12/22/04                             352,500                     $1.4951
 12/23/04                            (469,200)                    $1.4249
 12/31/04                             432,000                     $1.5451

Personal Account
 11/29/04                            (107,500)                    $1.2244
 12/14/04                              (2,000)                    $1.2850
 01/24/05                              (4,000)                    $1.1275
 01/26/05                              (7,000)                    $1.1557

01127.0002 #546718